

August 23, 2017

Mr. Richard M. Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

> **Re:** **Automatic Data Processing, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 14, 2017 by William A. Ackman, Veronica M. Hagen, V. Paul Unruh, Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Pershing Square VI Master, L.P.**
> **File No. 001-05397**

Dear Mr. Brand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Reasons for the Solicitation, page 12

1. You state that "the Company's market position has been threatened in recent years by the rise of more innovative and visionary companies" with "superior offerings." Please identify the companies you consider to be ADP's competitors; provide the basis for your favorable characterization of them relative to ADP or reframe it as a statement of belief instead of a factual assertion; and explain how ADP's competition has been able to gain market share and cause ADP's growth to significantly decelerate.

2. You state that you intend to "accelerate growth and significantly improve profit margins" by "improving the quality of [ADP's] software and service offerings, significantly

reducing operating costs, and increasing efficiency." Please describe the steps that you would take to enhance quality, profitability, and efficiency. Further, provide the basis for your belief that these steps would result in improvement in operating performance by, for example, providing the underlying financial analysis.

3. To the extent known from your discussions with Mr. Rodriguez or others, please expand your disclosure to describe in specific terms how you believe his business plan differs from yours with regard to objectives, execution, and timing. In this regard, we note your disclosure on page 9 that Mr. Rodriguez indicated in a telephonic conversation on August 3, 2017, that he "understood the issues Mr. Ackman had raised, had been aware of them since he became the Company's CEO, and had been working to address them" and that "he and Mr. Ackman might disagree about the appropriate timeline or pace of change."

4. You refer here and elsewhere to your plan for transformative change as compared to the status quo. Please describe the "status quo."

5. Please provide the basis for your belief that the Board "has not sufficiently challenged management to achieve ADP's true potential and has not held management accountable for the Company's underperformance relative to its competitors."

Incorporation by Reference, page 32

6. Please specify the "other important information" which is being omitted from your proxy statement in reliance on Rule 14a-5(c). In addition, please confirm that the participants will amend the proxy statement and disseminate a supplement if they elect to send a proxy statement to security holders without the registrant having previously furnished its proxy statement to each person solicited. We believe the participants may not rely on Rule 14a-5(c) before the registrant furnishes its proxy statement.

Form of Proxy

7. Please include a legible version of the form of proxy.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan at (202) 551-6515 or me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Greg Patti
        Cadwalader, Wickersham & Taft LLP